Exhibit 99.7

Mercer Park Brand Acquisition Corp. Announces Extension and Expected Cash Amount

TORONTO, May 13, 2021 -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF; “BRND” or the “Company”), a Special Purpose Acquisition Company (SPAC) which has entered into a definitive agreement to merge (the “Glass House Group Transaction”) with GH Group, Inc. (“GH Group”), California’s leading fully-integrated cannabis business, is updating the status of its proposed merger with GH Group.

To facilitate the closing of the Glass House Group Transaction, the holders of the Company’s class A restricted voting shares have approved an extension of the Company’s permitted timeline to complete a qualifying transaction to July 30, 2021 (the “Extension”). The Company’s board of directors has also approved the Extension, which is effective as of May 13, 2021. After processing notices of redemption received with respect to the Extension, BRND expects that immediately prior to the closing of the Glass House Group Transaction it will have an aggregate of approximately US$266 million (assuming no additional redemptions and including the previously announced private placement expected to close concurrently with the Glass House Transaction) to fund its growth strategy and pay transaction expenses.

22,406,149 class A restricted voting shares were redeemed in connection with the Extension.

As previously announced, the Company and GH Group announced a business combination to create the largest cannabis brand-building platform in California, the world’s largest cannabis market.

GH Group will support its existing and future portfolio of brands with unmatched capacity and distribution in the state. The combined company has planned expansions to reach 6 million ft2 of cultivation in state-of-the-art greenhouses, representing by far the largest capacity of any cannabis operator in California and an anticipated retail footprint of 21 operational dispensaries by Q1 2022, more than double the next largest retail operator in the state.

“We view successful cannabis brand-building as a combination of four factors: the ability to control quality biomass at a large scale; produce at the most competitive costs; offer the highest quality products; and deliver the best value proposition to consumers. Glass House has a track record of excellence across all four of these drivers. Combined with the proposed combination with the Southern California Greenhouse asset and 17 proposed Element 7 retail licenses, Glass House Group is poised to become the largest, vertically integrated brand-building platform in California, the world’s largest cannabis market,” said BRND Chairman Jonathan Sandelman.

Commenting on the transaction, Glass House’s co-founder and CEO, Kyle Kazan, stated: “We have established a strong retail and wholesale network and best-in-class cultivation processes, all anchored by a scaled and highly efficient cost structure. I am incredibly proud of the robust operation we have built over the past five years, and we look forward to augmenting these strengths to further capitalize on the growing statewide and national CPG opportunity.”

About Mercer Park Brand Acquisition Corp.

BRND is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

GH Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the Prospectus. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the Glass House Group Transaction will be completed, or, if it is, that the resulting company will be successful.

Additional Information About the Proposed Business Combination and Where to Find It

BRND and GH Group urge investors, shareholders and other interested persons to read the documents (including the Prospectus and Circular) filed with Canadian securities regulatory authorities in connection with the Glass House Group Transaction, as these materials contain important information about BRND, GH Group, the resulting company and the Glass House Group Transaction.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR_BRND@mercerparklp.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com